Exhibit 99.2

PainReform Ltd.

PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 23, 2021

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Ilan Hadar , Chief Executive Officer, attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in PainReform Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on February 23, 2021 at 11:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

PAINREFORM LTD.

February 23, 2021, 11:00 a.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the Compensation Policy of the Company for a period of three years commencing as of the Meeting date, in accordance with the requirements of the Companies Law.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the approval of Compensation Policy other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

2.	To approve the employment terms of Mr. Ilan Hadar in his capacity as the CEO of the Company including the option grant as described in the proxy statement.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the approval of CEO employment terms other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

3.	To ratify the election of Augustine Lawlor to hold office as an external director of the Company for a period of three (3) years effective from September 1, 2020, including the compensation terms in such capacity, as well as approve the option grant described in the proxy statement.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the approval of the election of Augustine Lawlor other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

4.	To ratify the election of Dr. Ellen S. Baron to hold office as an external director of the Company for a period of three (3) years effective from September 1, 2020, including the compensation terms in such capacity, as well as approve the option grant described in the proxy statement.”

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the approval of the election of Dr. Ellen S. Baron other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

5.	To approve that Effi Cohen Arazi, non-executive director, shall receive, for his services as member of the Board, an annual payment of between NIS 42,889 to NIS 73,604 (equivalent to approximately between USD$12,800 to USD$22,000), and a per meeting payment of NIS 1,080 (equivalent to approximately USD$325) as well approve the grant of 60,000 options described in the proxy statement.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the approval of the compensation terms of Effi Cohen Arazi other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

6.	To approve the issuance of 60,000 options to Dr, Ehud Geller, director of the Company as described in the proxy statement.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the issuance of the options to Dr, Ehud Geller other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

7.	To approve the issuance of 60,000 options to Dr. Eli Hazum, director of the Company as described in the proxy statement.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the issuance of the options to Dr. Eli Hazum, other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

8.	To approve the issuance of 60,000 options to Assif Stoffman, director of the Company as described in the proxy statement.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the issuance of the options to Assif Stoffman, other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2021		Date_________, 2021
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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